MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

Rogers Corporation is a global enterprise with manufacturing facilities located in the United States, Europe, China and Korea and sales offices in the United States, Europe, China, Japan, Hong Kong, Taiwan, Korea and Singapore. The Company also has joint ventures with two Japanese Companies, Inoac Corporation and Mitsui Chemicals, Inc., and Chang Chun Plastics, Co., Ltd in Taiwan.

The Company's revenues and cash flows are driven by the development, manufacturing, and distribution of specialty materials that are focused on the communications, computer, imaging, transportation and consumer markets.

These materials based businesses are guided by clearly developed strategic business plans for profitable growth. The current focus is on worldwide markets for printed circuit materials, high performance foams, and polymer materials and components. An increasingly large percentage of these materials support growing high technology applications, such as cellular base stations and antennas, handheld wireless devices, satellite television receivers, hard disk drives, and automotive electronics.

The Company's future market opportunities and business growth are dependent in part upon its ability to drive research and development efforts to favorably position itself in emerging markets and commercialize new materials to enable next generation technologies. In this regard, the Company is focused on such markets as third generation ("3G") cellular telephone base stations; feature-rich cellular telephones; near object detection and adaptive cruise control technology for the automotive market; and the satellite television market driven by the introduction of new three and four room dish packages. The Company faces many challenges to successfully take advantage of its business plan. These challenges include staying in the forefront of new and emerging technologies through research and development and in managing manufacturing capacity due to volatility in its target markets, as evident by the recent surge in the Company's printed circuit materials business. The Company is addressing these challenges by its continuing commitment of resources to research and development with a strategic target of investing 6% of sales annually and by establishing new manufacturing facilities in Carol Stream, Illinois and Suzhou, China, expanding its Belgium manufacturing facilities, and leveraging available capacity with its joint ventures. The Company will continue to focus on these opportunities and attempt to favorably position itself in accordance with its strategic business plan.

The Company uses a 52- or 53-week fiscal year calendar ending on the Sunday closest to the last day in December of each year. Fiscal 2003 was a 52-week year ending on December 28, 2003. Fiscal 2004 is a 53-week year ending on January 2, 2005. The Company will include the extra week in its first quarter ending April 4, 2004.


Results of Operations
------------

2003 vs. 2002:
                                        ------------ --------------- ---------------- -----------------
(Dollars in Millions)                     2003           2002           Change           % Change
                                       ------------ --------------- ---------------- -----------------
Net Sales                                   $243.3        $219.4            $23.9            11%
Manufacturing Margins                        32.3%         31.6%             0.7%             2%
Selling and Administrative                    43.3          39.3              4.0            10%
Research and Development                      13.7          13.6              0.1             1%
Operating Income                              21.6          14.2              7.4            52%
Equity Income in
   Unconsolidated Joint
   Ventures                                    6.6           8.7            (2.1)          (24)%
Other Income Less Other
   Charges                                     6.6           2.2              4.4           200%



Sales

Net sales increased by 11% to $243.3 million in 2003 from $219.4 million in 2002. 2002 net sales included $30.3 million from the Moldable Composites Division ("MCD") that was divested in 2002. Excluding MCD, net sales increased $54.2 million, or 29%, from 2002 to 2003. The major cause of the increase was the growth in sales in the Printed Circuit Materials ($31.8 million, or 39%) and High Performance Foams ($4.4 million, or 7%) segments, and from the fourth quarter acquisition of the 50% of Durel Corporation ("Durel") that the Company did not already own ($20.8 million of sales included in consolidated net sales during the year ended December 28, 2003). The growth in Printed Circuit Materials stemmed mainly from increased sales of flexible circuit materials into the cellular and handheld mobile device markets and high frequency materials into the satellite television and base station markets. The increase in the High Performance Foams segment was due to increased sales of urethane foams used in various industrial applications.

Manufacturing Margins

Manufacturing margins increased from 31.6% in 2002 to 32.3% in 2003. The impact of higher revenues in Rogers' higher margin businesses coupled with productivity improvements continues to drive stronger manufacturing margins; however, the gains have been somewhat offset by the continued start-up investment associated with the Company's plant openings in Suzhou, China and Carol Stream, Illinois. The start-up costs will most likely continue at varying levels through the second quarter of 2004.

Selling and Administrative Expenses

Selling and administrative expenses increased from $39.3 million in 2002 to $43.3 million in 2003, but remained approximately the same as a percentage of net sales, at 18%. This increase was driven primarily by the inclusion of costs for the recently acquired Durel business ($1.0 million), increased support of the Asian operations ($2.8 million), and higher incentive compensation expenses ($1.1 million).

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

Restructuring Charges

In 2002, the Company incurred restructuring charges of approximately $2.2 million. These charges were associated solely with the severance benefits for 62 employees of which 48 had been terminated prior to the end of fiscal 2002. The remaining employees were notified prior to year-end and subsequently terminated at various dates in 2003. These workforce reductions were initiated in order to appropriately align resources with the Company's business requirements, given varied ongoing operational initiatives, including non-strategic business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and support function reorganizations to streamline administrative activities. As of December 28, 2003, there was no balance remaining in the restructuring accrual as all of the accrual was used for its intended purpose.

Research  and Development

Research and development expenses in 2003 were consistent with 2002. As a percentage of sales, 2003 costs are slightly lower when compared to 2002, 5.6% to 6.2%, respectively. This decrease is due primarily to the timing of developmental projects. The Company's strategic plan is to invest an average of 6% of sales annually into research and development and it is expected that future expenditures will be consistent with this targeted investment level, particularly with the planned ramp up for the recent Durel acquisition and the start-up of the new polyolefin operations in Carol Stream.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures decreased $2.1 million from $8.7 million in 2002 to $6.6 million in 2003. The decrease was primarily due to the acquisition of Durel, the Company's former 50% joint venture, and its inclusion in the Company's consolidated results in the fourth quarter of 2003 (Durel's equity income in the fourth quarter of 2002 was approximately $2.0 million). Equity income from the Company's joint ventures other than Durel remained reasonably consistent from 2003 to 2002. The operations and the performance of the joint ventures are described further in the "Joint Ventures" section below.

Other Income Less Other Charges

Other income less other charges increased from $2.2 million in 2002 to $6.6 million in 2003. This increase was primarily due to increased royalties, principally associated with the intellectual property license entered into in connection with the divestiture of MCD ($3.4 million).

Income Taxes

The effective tax rate was 25% in 2003 and 2002. In 2003, as in 2002, the effective tax rate continued to benefit from foreign tax credits, research and development credits, and nontaxable foreign sales income.

In December 2002, the Belgian government enacted a tax rate decrease effective for years ending in 2003 or later. All ending deferred tax balances attributable to Belgian operations were modified from the 40.17% tax rate to the new 33.99% tax rate for U.S. GAAP purposes to reflect this change. The effect of this change on 2003 earnings of Belgian operations was approximately a $284,000 decrease in current tax expense.

The Company had used the equity method of accounting for the profit and loss of its 50% ownership of Durel Corporation prior to September 30, 2003. A deferred tax liability was provided on historical earnings annually. Prior to the acquisition by Rogers of the remaining 50% of Durel's stock, Durel, as anticipated, paid a $3 million dividend to Rogers that qualified for the dividend received deduction benefit. Therefore, 80% of the dividend was not subject to U.S. tax and the corresponding deferred tax liability for the distribution of equity was eliminated, resulting in a net tax benefit of $840,000. Also, in conjunction with the acquisition accounting for the purchase, the remaining deferred tax liability for the undistributed earnings of Durel was accounted for as a decrease to goodwill as the deferred tax liability was no longer required.

It is the Company's policy that no U.S. taxes are provided on undistributed earnings of consolidated foreign subsidiaries because such earnings are expected to be permanently reinvested.

The Company provides deferred taxes for the undistributed earnings of its Japanese high performance foams joint venture. The net deferred tax asset for foreign tax credits available in excess of the expected tax on the undistributed income is entirely offset by a corresponding valuation allowance due to the future uncertainty of the recognition of such credits as they may be limited under the U.S. tax code.

The Company also claims a U.S. benefit for nontaxable foreign sales income as allowed under the current extraterritorial income exclusion ("ETI"). The World Trade Organization has upheld a challenge of this directive by the European Union and the U.S. is currently considering alternatives to replace it. Without knowing the outcome, the impact this issue will have on future earnings is uncertain. If ETI is repealed and new legislation is enacted that does not replace the ETI benefit to the Company, the lost benefit may adversely affect the Company's overall effective tax rate and therefore earnings. The decrease in the effective tax rate attributable to this item is 3.5% and 4.5% for 2003 and 2002, respectively.

Backlog

The Company's backlog of firm orders was $48.3 million at December 28, 2003 and $21.7 million at December 29, 2002. The increase in 2003 is due primarily to the acquisition of Durel and growth in orders in the Printed Circuit Materials segment.

2002 vs. 2001:

                                                          --------------- -------------- ----------------- -----------------
   (Dollars in Millions)                                       2002           2001            Change           % Change
                                                          --------------- -------------- ----------------- -----------------
   Net Sales                                                    $219.4         $216.0            $3.4               2%
   Manufacturing Margins                                         31.6%          30.9%            0.7%               2%



   Selling and Administrative                                     39.3           39.2             0.1               0%
   Research and Development                                       13.6           12.6             1.0               8%
   Operating Income                                               14.2           13.0             1.2               9%
   Equity Income in
      Unconsolidated Joint
      Ventures                                                     8.7            3.1             5.6             181%
   Other Income Less Other
      Charges                                                      2.2            4.8              (2.6)         (54)%


Sales

Net sales were $219.4 million in 2002, up from $216.0 million in 2001. The major cause of the increase in revenue was due to the increase in sales in the High Performance Foams segment mitigated by overall decreases in the Company's other two business segments. The increase in sales in High Performance Foams stemmed from increased sales of urethane foam products in the industrial and printing markets and the polyolefin foam acquisition. The decreases in the other two segments were due, in part, to the continued softness in the wireless infrastructure market and the divestiture of MCD in November 2002.

Manufacturing Margins

Manufacturing margins increased from 30.9% in 2001 to 31.6% in 2002. This was due primarily to the continued cost saving initiatives implemented in 2001 and 2002. Some of these cost saving measures included: Six Sigma, lean manufacturing, raw material cost reductions, business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and workforce reductions.

Selling and Administrative

Selling and administrative expenses remained approximately the same in both total dollars and as a percentage of sales, at 18%.

Restructuring

In 2002 the Company incurred restructuring charges of $2.2 million. These charges were associated solely with the severance benefits for 62 employees of which 48 had been terminated prior to year-end. The remaining employees were notified prior to year-end. The separation date of these residual employees occurred on varied dates in 2003. These workforce reductions were initiated in order to appropriately align resources with the Company's business requirements, given varied ongoing operational initiatives, including non-strategic business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and support function reorganizations to streamline administrative activities.

Restructuring charges in 2001 totaled $500,000 that related primarily to severance benefits for employees terminated within the Printed Circuit Materials segment, which stemmed from the merging of two business units within the segment.
                                       5

Research  and Development

Research and development expenses were $13.6 million in 2002 compared to $12.6 million in 2001. This increase was due to the cost of additional technical personnel commensurate with the continuing increased focus on new product development.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures increased $5.6 million from $3.1 million in 2001 to $8.7 million in 2002. The increase was due to a significant increase in joint venture income, primarily from Durel (as described further in the joint venture section below).

Other Income Less Other Charges

Other income less other charges decreased to $2.2 million in 2002 from $4.8 million in 2001. This decrease was largely due to lower royalty income in 2002.

Income Taxes

The effective tax rate was 25% in both 2002 and 2001. In 2002, as in 2001, the effective tax rate continued to benefit from foreign tax credits, research and development credits, and nontaxable foreign sales income.

In December 2002, the Belgian government enacted a tax rate decrease effective for years ending in 2003 or later. All ending deferred tax balances in 2002 attributable to Belgian operations were modified from the 40.17% tax rate to the new 33.99% tax rate for U.S. GAAP purposes to reflect this change.

Backlog

The Company's backlog of firm orders was $21.7 million at December 29, 2002 and $23.3 million at December 30, 2001. The decrease in 2002 versus 2001 was due primarily to the divestiture of MCD, partially offset by increased orders in the majority of the Company's ongoing businesses.

Segment Sales and Operations

                           PRINTED CIRCUIT MATERIALS:

                                                           ------------- ------------- ----------------
          (Dollars in Millions)                                2003          2002           2001
                                                           ------------- ------------- ----------------
          Net Sales                                              $114.2         $82.4          $88.3
          Operating  Income                                        15.3           4.8            6.1


Sales of Printed Circuit Materials increased a record 39% in 2003 to $114.2 million from $82.4 million in 2002. Sales decreased 7% in 2002. Sales in 2003 were driven by increased flexible circuit laminate revenues of 61% as the cellular and handheld mobile device markets surged and the Company achieved growth in market share. High frequency material revenue increased 35% as the Company experienced strong sales in the satellite television market, as well as accelerating wireless infrastructure sales as more 3G base stations were built.

Sales in 2002 were negatively impacted by the softness in the wireless infrastructure market. While overall sales were down in 2002, sales were only slightly off from the Company's overall expectations, due to increased market share for high frequency materials in satellite television receivers, design wins in flexible laminates for cell phone applications and sales to a major U.S. customer seeking increased flexible circuit sales into the hard disk drive industry.

Printed Circuit Materials operating income was $15.3 million in 2003 and $4.8 million in 2002. The increase was attributable to higher sales volume (as discussed above) and productivity improvements. In 2002, operating income was lower by $1.3 million than in the prior year. The lower level of sales was the major factor leading to the decrease in 2002.

HIGH PERFORMANCE FOAMS:

                               ------------- ------------- ----------------
  (Dollars in Millions)            2003          2002           2001
                               ------------- ------------- ----------------
  Net Sales                           $69.5         $65.1          $49.7
  Operating  Income                     2.6           8.1            4.6

Sales of High Performance Foams were $69.5 million, up 7% from $65.1 million in 2002. This increase was attributable to the improvement in sales of urethane and silicone foams into the cellular telephone, automotive and wireless infrastructure markets; as well as sales growth in China. These increases were partially offset by a decrease in sales of polyolefin foams due to specification issues in several applications and declines in the Bun product line to a level leading the Company to announce in January 2004 its intention to suspend sales of this product line. Favorable developments in this segment included the Company's initiation of plans and efforts to co-develop increased capacity for its urethane products with its Japanese joint venture, the expeditious move of its silicone product operations into the new Carol Stream facility in Illinois early in the year without disruption to its customers, and the start-up of its first new polyolefin production line in Carol Stream late in 2003, which was based on a completely new process technology. In addition, the new polyolefin line, in conjunction with a new pilot line also established in late 2003 in the Company's central research and development center, has set the stage for a ramp up in product development and new customer product trials which are well underway at key customers. The Company remains committed to and is optimistic about the technologies acquired in the polyolefin technology acquisition.

High Performance Foams revenue increased 31% in 2002 as the Company's urethane foams realized increased sales due to better penetration in the electronic handheld device and printing markets. The new polyolefin foam business, which was acquired in early 2002, also contributed to the year's improved sales. Despite the severe downturn in the aircraft industry, silicone foam sales only experienced a moderate decrease.

Operating income from High Performance Foams was $2.6 million in 2003 and $8.1 million in 2002. The decrease in operating income in 2003 was primarily due to significantly higher than planned transition costs associated with the move of polyolefin production from St. Johnsville, New York to the Carol Stream facility and an unfavorable sales mix. Operating profit was higher in 2002 by $3.5 million as compared to 2001 primarily due to the higher level of urethane product sales, the incremental sales due to the polyolefin acquisition, and improvement in manufacturing operations.

POLYMER MATERIALS AND COMPONENTS:

                              ------------- ------------- ----------------
  (Dollars in Millions)           2003          2002           2001
                              ------------- ------------- ----------------
  Net Sales                          $59.6         $71.9          $78.0
  Operating  Income                    3.7           1.3            2.3

Sales of Polymer Materials and Components decreased 17% in 2003 and 8% in 2002. 2002 sales included $30.3 million of sales from MCD that was divested in November 2002. Excluding MCD, sales were up $18.0 million, or 43%, over 2002. This increase was driven by higher sales of the busbar and non-woven businesses and the consolidation of the Durel Division (formerly a 50% owned joint venture with 3M), with sales of $20.8 million in the fourth quarter of 2003, offset by a decrease in elastomer components products. In 2002, sales decreased from 2001 due to the divestiture of MCD in November 2002 (2001 included a full year of MCD sales) and a continued decline in the Company's elastomer components products.

Polymer Materials and Components operating income increased $2.4 million to $3.7 million in 2003 from $1.3 million in 2002. Operating income decreased $1.0 million in 2002. The increase in 2003 was mainly attributable to the Durel acquisition and commensurate inclusion of Durel's operating income in the Company's consolidated fourth quarter results (Durel's results for the first three quarters of 2003 were previously recorded in equity income in unconsolidated joint ventures for the Company's proportional equity income share), offset by a decrease in sales of the elastomer components products. Lower sales were the primary cause of the decrease in operating income in 2002.

Joint Ventures

Durel Corporation:

Durel manufactures electroluminescent lamps and designs and sells semiconductor inverters. Durel was a 50% owned joint venture with 3M until the Company acquired the remaining 50% interest on September 30, 2003 (see "Acquisitions and Divestitures"). Through the first three quarters of 2003, Durel recorded sales of $51.3 million as compared to $59.0 million for the comparable period in 2002. The decrease from 2002 to 2003 stemmed from the impact of the continued shift of cell phones and hand held devices to color displays. In the second half of 2003, several new programs, such as keypad backlighting applications for flexible lamps as well as various automotive applications, were further developed and are expected to positively impact Durel's operations in fiscal 2004. Sales in the fourth quarter totaled $20.8 million (as compared to $25.0 million in the fourth quarter of 2002) and are included in the Company's consolidated results.

Durel recorded sales in 2002 that were 41% higher than in 2001. Both sales and profits set new yearly records in 2002. The record year was the result of newly adopted automotive applications and well-timed design wins in new cell phone models.

Rogers Inoac Corporation ("RIC"):

Sales increased 36% in 2003 from 2002. This increase was driven by a number of application wins resulting in market share growth in various industrial markets, including cell phones and automotive.

In January 2002, RIC sold its elastomer components product line to the Company's Japanese joint venture partner, Inoac Corporation ("Inoac"). The sale has allowed the joint venture to focus solely on its high performance foams business. This transaction has had no significant impact on earnings.

Sales of RIC decreased by 38% from 2001 to 2002. This decrease is attributed to RIC selling its elastomer components product line to Inoac Corporation. Comparing 2002 to 2001, without the elastomer components product line, sales would have increased by 20%. RIC's high performance foam sales benefited in 2002 from increased activity in Asia in the industrial portion of its business.

Polyimide Laminate Systems, LLC ("PLS"):

Sales of PLS, the Company's joint venture with Mitsui Chemicals, Inc. that sells adhesiveless laminates for trace suspension assemblies, were 15% lower in 2003 and 1% higher in 2002. Sales decreased in 2003 due to a ramp up in the fourth quarter of 2002 by its sole customer coupled with the fact that this customer increased its allocation of purchases to other suppliers in 2003 to further mitigate its risk of reliance on a sole supplier. PLS has retained a significant portion of this customer's business and anticipates activity with this customer will continue to be significant in the future. The increase in sales in 2002 was due to increased orders from its customer which experienced a substantial increase in demand in the fourth quarter, resulting in record fourth quarter sales. This substantial increase was due to lower yields at some end users who were transitioning to higher density disk drive recording heads.

Rogers Chang Chun Technology Co., Ltd. ("RCCT"):

RCCT, the Company's joint venture with Chang Chun Plastics Co., Ltd. that was established in late 2001 to manufacture flexible circuit material for customers in Taiwan, experienced its first sales in 2002. Sales increased in 2003 by 71% from 2002. This increase was due to significant application wins late in 2003 in the Taiwan market that are expected to drive sales growth even further in fiscal 2004. The Company also plans to utilize this facility to alleviate some of the capacity constraints it has experienced in the United States due to the overall increase in the Company's flexible laminate business.


Product and Market Development

Rogers' research and development team is dedicated to growing the Company's businesses by developing cost effective products that improve the performance of customers' products. Research and development as a percentage of sales was approximately 6% in 2003, 2002, and 2001.

The Company's investment in technology resulted in several new product launches during 2003. A more compressible Poron(R) grade was developed and launched to address more demanding needs in cell phone applications and has resulted in several new adoptions of the material in customer's products. The LCP (Liquid Crystalline Polymer) platform was expanded in 2003 with the launch of R/Flex(R) 3850, a two copper layer, more temperature resistant flexible laminate product that will allow customers to build thin multilayer constructions. The RO4000(R) family continued to be expanded with the introduction of RO4350i(R), a high frequency laminate product with enhanced copper bond and a new lower cost grade for satellite receiver applications. In addition, Senflex(R)F, a new higher performance elastomeric grade was developed to expand the product offerings of our recently acquired polyolefin foams business.

Acquisitions and Divestitures

On January 30, 2004, the Company announced its acquisition of KF Inc. ("KF"), a Korean manufacturer of liquid level sensing devices for the automotive market, through a stock purchase agreement of approximately $3.5 million. In fiscal 2003, sales of KF were approximately $3 million. Under the terms of the agreement, KF has become a wholly owned subsidiary of Rogers and will be included in Rogers consolidated results in the first quarter of fiscal 2004. The acquisition will be accounted for as a purchase pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". As such, the purchase price will be allocated to assets and liabilities based on their respective fair values at the date of acquisition in accordance with accounting principles generally accepted in the United States.

On September 30, 2003, the Company acquired from 3M Company its 50% interest in Durel Corporation, a joint venture of Rogers and 3M, for $26 million in cash. Effective September 30, 2003, the operations of Durel were fully integrated and consolidated into Rogers Corporation. The new business unit is being called the Durel Division and its financial and operating results are being included as part of Rogers' Polymer Materials and Components business segment. The acquisition has been accounted for as a purchase pursuant to SFAS No. 141.

In early 2002, the Company acquired much of the intellectual property and most of the polyolefin foam product lines of Cellect LLC. This polyolefin foam business is being integrated into Rogers High Performance Foams operations in Carol Stream, Illinois. This business was modestly accretive to earnings in 2002; however, in 2003, the Company had greater than planned lead times and transition costs in integrating production into the Carol Stream facility, thus negatively impacting product sales and earnings. The Company anticipates that this transition will be complete in the second quarter of 2004 and expects that sales and profitability of this polyolefin foam business will significantly increase as a result. Continued market response to this acquisition has been very positive.

On November 18, 2002, the Company completed the divestiture of MCD, located in Manchester, Connecticut. MCD was sold to Vyncolit North America Inc., a subsidiary of the Perstorp Group, Sweden. Under the terms of the agreement, the Company expects to receive a total of approximately $21.0 million for the business assets (excluding the intellectual property) and a five-year royalty stream from the intellectual property license. Half of the $21.0 million was paid in cash upon consummation of the transaction. A note receivable was provided for the remainder of the proceeds that will be paid over a five-year period. The first installment of $2.1 million plus accrued interest was received in the fourth quarter of 2003. There was no material gain or loss on the sale transaction.

In early 2001, the Company had entered into a definitive agreement to purchase the Advanced Dielectric Division ("ADD") of Tonoga, Inc. (commonly known as Taconic). In May 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was anticipated that the acquisition would not occur. Accordingly, $1.5 million in costs associated with this potential acquisition were written off during the second quarter of 2001. In October 2001, the Company formally terminated the acquisition agreement.

Liquidity and Capital Resources

Rogers' financial position continued to be strong at the end of 2003 and included cash and cash equivalents of $31.5 million compared to $22.3 million at the end of 2002. The $9.2 million increase in cash in 2003 included a $26.0 million cash payment for the purchase of Durel in the fourth quarter which was partially offset by cash acquired in the acquisition of $8.7 million and by a voluntary contribution of $5.6 million to the Company's pension plans. During 2003, the Company's cash flows from operations of $29.7 million (compared to $26.0 million in 2002) were the primary source of funds for the Company's operating and capital needs, as the Company has no outstanding debt.

The 2002 cash flow was driven by the strength in cash provided by from operations, strong cash flows from the joint ventures that enabled Durel Corporation to pay down its working capital loan from the Company, and positive results from the continuation of the company-wide initiative to reduce inventory levels.

Capital expenditures totaled $18.0 million in 2003 and $22.7 million in 2002. In 2003, the Company continued its expansion at the facilities opened in 2002 that included the purchase of a new building in Carol Stream, Illinois to accommodate the then newly acquired polyolefin product lines and the existing silicone foam business. The Company also invested in its new manufacturing campus in Suzhou, China, which was also initiated in 2002. During 2002 and 2001, the Company established a new manufacturing facility for high frequency laminates in Ghent, Belgium. This facility became operational in January 2003 and expanded to full capacity in late 2003.

Cash generated from the Company's operating activities exceeded capital spending in both years, and spending was financed through these internally generated funds.

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $50.0 million, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50.0 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from
30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 28, 2003. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. This agreement had a credit limit of 6.2 million Euros and an original expiration date of May 2005. All outstanding balances owed under this credit agreement were repaid in 2002 and the agreement was subsequently cancelled in 2003.

Capital expenditures in 2004 are forecasted to approximate between $30-$35 million. Management believes that over the next twelve months, internally generated funds plus available lines of credit will be sufficient to meet the capital expenditures and ongoing needs of the business. However, the Company continually reviews and evaluates the adequacy of its lending facilities and relationships.

Contractual Obligations

The following table summarizes the Company's significant contractual obligations as of December 28, 2003:

                                                                                Payments Due by Period
                                                        -----------------------------------------------------------------------
                                                        --------------- ------------- ----------- ------------- ---------------
                                                                          Within 1    1-3 Years    3-5 Years    After 5 Years
(Dollars in Thousands)                                      Total           Year
                                                        --------------- ------------- ----------- ------------- ---------------
                                                        --------------- ------------- ----------- ------------- ---------------
Operating Leases                                                $1,347          $616        $533          $117             $81
Purchase Obligations                                             1,505         1,505          --            --              --
Capital Commitments                                              6,978         6,978          --            --              --
                                                        --------------- ------------- ----------- ------------- ---------------
Total                                                           $9,830        $9,099        $533          $117             $81
                                                        =============== ============= =========== ============= ===============


The Company entered into a stock purchase agreement on January 30, 2004 to acquire KF Inc. for approximately $3.5 million. The cash outlay for this commitment occurred in the first quarter of 2004. The Company's capital commitments include a capital investment of $2.1 million into the Company's expanded joint venture activities with Inoac in Suzhou, China.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are in the opinion of management reasonably likely to have, a current or future effect on the Company's financial condition or results of operations.

Dividend Policy

The Company evaluates from time-to-time the desirability of paying a dividend; however, at present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.

Environmental Activities and General Litigation

The Company is subject to federal, state, and local laws and regulations concerning the environment and is involved in the following matters: 1) the Company is currently involved as a potentially responsible party ("PRP") in four active cases involving waste disposal sites; 2) the Company is working with consultants and the Connecticut Department of Environmental Protection to monitor the area where remediation work was completed to address historic polychlorinated biphenyl ("PCB") contamination at its Woodstock, Connecticut facility; and 3) the Company and the United States Environmental Protection Agency settled a dispute, in January 2003, regarding the alleged improper disposal of PCB's by the Company at the Woodstock facility.

On October 24, 2001, a breach of contract lawsuit was filed against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25.0 million or more, as well as specific performance and attorneys' fees (Tonoga, Ltd., d/b/a Taconic Plastics Ltd., Tonoga, Inc., Andrew G. Russell, and James M. Russell v. Rogers Corporation). The lawsuit was associated with the Company's termination, in October 2001, of an acquisition agreement for the purchase of ADD of Taconic (see "Acquisitions and Divestitures"). In September 2002, a confidential settlement agreement concerning all matters raised in this litigation was negotiated and entered into. The settlement had no material financial impact.

Over the past several years, there has been a significant increase in certain U.S. states in asbestos-related product liability claims against numerous industrial companies. The Company has been named, along with hundreds of other industrial companies, as a defendant in some of these cases. The Company strongly believes it has valid defenses to these claims and intends to defend itself vigorously. In addition, the Company believes that it has sufficient insurance to cover all material costs associated with these claims. Based upon past claims experience and available insurance coverage, management believes that these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

In addition to the above issues, the nature and scope of the Company's business bring it in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable.

The Company does not believe that the outcome of any of the above matters will have a material adverse effect on its financial position nor has the Company had any material recurring costs or capital expenditures relating to environmental or product liability matters, except as disclosed in the Notes to Consolidated Financial Statements. Refer to Note J of the Notes to Consolidated Financial Statements for a discussion of the above matters and the related costs.

New Accounting Standards

FASB Interpretation No. 46

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51," ("FIN 46"). FIN 46 clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

In December 2003, the FASB issued FIN No. 46 (revised December
2003),"Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

(i)       Special purpose entities ("SPEs") created prior to February 1, 2003:
          The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

(ii) Non-SPEs created prior to February 1, 2003: The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

(iii) All entities, regardless of whether an SPE, which were created subsequent to January 31, 2003: The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's financial statements as the Company did not enter into any such arrangements subsequent to January 31, 2003. For arrangement existing prior to

January 31, 2003, the Company determined that it had one variable interest entity; however, the Company was not the primary beneficiary and, as such, did not have to consolidate in accordance with FIN 46. The Company is currently evaluating the impact of adopting FIN 46-R applicable to non-SPEs created prior to February 1, 2003, but does not expect a material impact.

FASB Staff Position No. 150-3

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires that an issuer classify certain financial instruments as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and was effective at the beginning of the first interim period beginning after June 15, 2003 for all other instruments. The adoption of the statement in July 2003 did not have a material impact on the Company's results of operations or financial position.

Subsequent to adoption, on November 7, 2003, the FASB issued FASB Staff Position ("FSP") 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". FSP 150-3 deferred the effective date of SFAS No. 150 for certain mandatorily redeemable non-controlling interests until the first quarter of 2004. The adoption of FSP 150-3 will have no impact on Rogers' results of operations or financial position.

Critical Accounting Policies

Management is required to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on accounting policies that have been consistently applied and are in accordance with accounting principles generally accepted in the United States. The policies that are deemed critical are those that could have different valuations if another methodology was used for those involving significant estimation. The Company deems, however, that appropriate reserves have been established and other methodologies would not yield results that are materially different. These critical accounting policies are listed below.

Allowance for Doubtful Accounts: In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, an allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate. The remainder of the reserve is based on management's estimates and takes into consideration historical trends and current market assessments. The risk associated with this estimate is that the Company would not become aware of potential collectibility issues related to specific accounts and become exposed to potential unreserved losses. Historically, the Company's estimates and assumptions around the allowance have been reasonably accurate and the Company has processes and controls in place to closely monitor customers and potential credit issues. For additional information, see related party discussion that follows regarding Cellect.

Inventory allowances: The Company maintains an obsolescence and slow-moving allowance for inventory. Products and materials that are specifically identified as obsolete are fully reserved. Most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances, including forecasted sales or current orders for the product. The remainder of the allowance is based on management's estimates and fluctuates with market conditions, design cycles and other economic factors. Risks associated with this allowance include unforeseen changes in business cycles that could affect the marketability of certain products and an unforecasted decline in current production. Management closely monitors the market place and related inventory levels and has historically maintained reasonably accurate allowance levels.

In addition, the Company values certain inventories using the last-in, first-out ("LIFO") method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories.

Environmental and Product Liability: The Company accrues for its environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple PRPs , the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are only reduced by potential insurance reimbursements when they have been confirmed or received from the insurance company. The Company is exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates are too conservative. To mitigate these risks, the Company closely monitors existing and potential environmental matters and has historically been reasonably accurate in its assumptions and estimates.

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable. Risk factors include the uncertain nature of new product liability claims and unfavorable resolutions to existing claims that could have an adverse effect on the Company.

Goodwill: Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost reductions. There are inherent uncertainties related to these factors and management's judgment in applying them to the goodwill valuation analysis. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and could result in impairment being assessed, which in turn would be required to be recorded.

Pension and Other Postretirement Benefits: The Company provides various defined benefit pension plans for its U.S. employees and sponsors three defined benefit healthcare and life insurance plans for its U.S. retirees. As a result of the overall decline in market interest rates, the Company used a lower discount rate to measure the projected benefit obligation on the plans as of the 2003 measurement date. This resulted in an increase to the projected benefit obligation for all plans that was offset by the Company's contributions to the plans in 2003 and the market growth of the plans' assets in 2003. These factors culminated in a net positive result to the reported obligations, expense, and funding status for the plans in 2003. In 2002, stock market declines experienced since the 2002 measurement date reduced the fair value of plan assets and the Company reduced its discount rate as a result of the overall decline in market interest rates. As a result, these combined factors had a negative financial reporting effect in 2002 in terms of reported obligations, expense, and funding status for the plans. Given the sensitivity of the projected benefit obligation to changes in the discount rate and of the fair value of assets for the plans based on the market's actual performance, future changes in market rates and variances in actual market performance versus forecasted market performance for plan assets may significantly impact, positively or negatively, the funding status and funding requirements of the plans and the expense and obligations reported on for the plans in the future.

Foreign Currency: The Company's financial results are affected by changes in foreign exchange rates and economic conditions in foreign countries in which the Company does business. The Company's primary overseas markets are in Europe and the Far East; thus exposing the Company to exchange rate risk from fluctuations in the Euro and the various currencies used in the Far East. For fiscal 2003, a 10% increase/decrease in exchange rates would have resulted in an increase/decrease to sales of approximately $5.5 million and to net income of approximately $0.5 million.

Related Parties

In 2001, the Company acquired certain assets of Cellect LLC, including intellectual property rights, inventory and customer lists. In connection with this acquisition, the Company entered into various operating and financing agreements with Cellect to purchase certain production from Cellect while the Company completed construction of a plant facility in Carol Stream to manufacture the products acquired from Cellect. The Company has a note receivable and accounts receivable of $1.8 million and $2.9 million, respectively, at December 28, 2003 from Cellect associated with these agreements that stem from the Company funding the operation to support Cellect's supply requirements. Any residual amount in accounts receivable is due at the conclusion of the supply agreement (currently June 30, 2004). The note receivable is due in January 2007, which corresponds to the date upon which any earn-out payments under the acquisition agreement are due. The risk of collection on these balances is mitigated by the production purchases from Cellect, right of offset on production purchases and any earn-out payments, as well as the Company's security interest in substantially all the assets of Cellect as collateral on the note arrangement.

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company does not use derivative instruments for trading or speculative purposes. The Company monitors foreign exchange and interest rate risks and manages such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

The Company has various borrowing facilities where the interest rates, although not fixed, are relatively low. Currently, an increase in the associated interest rates would not significantly impact interest expense on these facilities, as the Company currently has no debt.

The fair value of the Company's investment portfolio or the related interest income would not be significantly impacted by either a 100.0 basis point increase or decrease in interest rates due mainly to the size and short-term nature of the Company's investment portfolio and the relative insignificance of interest income to consolidated pretax income.

The Company's largest foreign currency exposure is against the Euro, primarily because of its investments in its ongoing operations in Belgium. In addition to the Euro exposure, commensurate with the Company's growth and expansion in Asia, particularly China, the Company is experiencing an escalation of foreign currency exposure against the currencies in countries such as China, Japan, Taiwan, Korea, and Singapore. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another; however, no such material hedges were outstanding at year-end. The Company can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable.

Forward-Looking Information

Certain statements in this Management's Discussion and Analysis section and in other parts of this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into the Company's operations. Such factors also apply to the Company's joint ventures. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include, but are not limited to, the following:

Technology and Product Development
The Company's future results depend upon its ability to continue to develop new products and improve its product and process technologies. The Company's success in this effort will depend upon the Company's ability to anticipate market requirements in its product development efforts, the acceptance and continued commercial success of the end user products for which the Company's products have been designed, and the Company's ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the wireless communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that the Company manufactures and sells to the wireless communications market are relatively new. To continue to be successful in this area, the Company must be able to consistently manufacture and supply materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. The timely introduction by the Company of such new products could be affected by engineering or other development program slippages and problems in effectively and efficiently increasing production to meet customer needs. In addition, the markets for computers and related equipment, such as printers and electronic hand-held devices, are characterized by rapid technological change, significant pricing pressures and short lead times. Because the Company manufactures and sells its own materials to meet the needs of these markets, the Company's results may be affected by these factors.

Volatility of Demand

The computer and related equipment industry and the wireless communications industry have historically been characterized by wide fluctuations in product supply and demand. From time-to-time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. The Company's business may in the future be materially and adversely affected by such downturns.

Environmental and Product Liability Litigation

The Company is currently engaged in proceedings involving four waste disposal sites, as a participant in a group of PRPs. The Company's estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and the Company's past experience in the addressing of environmental matters. Although current regulations impose potential joint and several liability upon each named party at any Superfund site, the Company expects its contribution for cleanup to be limited due to the number of other PRPs, and the Company's share of the contributions of alleged waste to the sites, which the Company believes is de minimis. However, there can be no assurances that the Company's estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on the Company.

The Company is also involved in certain asbestos-related product liability litigation. The level of such litigation has escalated in certain U.S. states in the past several years and involves hundreds of companies that have been named as defendants. The Company believes it has sufficient insurance to cover all material costs of these claims and that it has valid defenses to these claims and intends to defend itself vigorously in these matters. However, there can be no assurances that the ultimate resolution of these matters will be consistent with Company expectations and will not have a material adverse effect on the Company.

Capital Expenditures

The level of anticipated 2004 capital expenditures and the anticipated benefits to be derived from such expenditures could differ significantly from the forecasted amounts due to a number of factors including, but not limited to: changes in design, differences between the anticipated and actual delivery dates for new machinery and equipment, problems with the installation and start-up of such machinery and equipment, delays in the construction or modifications of buildings and delays caused by the need to address other business priorities, as well as changes in customer demand for the products the Company manufactures.

Raw Materials

The Company from time to time must procure certain raw materials from single or limited sources that expose the Company to vulnerability to price increases and the varying quality of the material. In addition, the inability of the Company to obtain these materials in required quantities could result in significant delays or reductions in its own product shipments. In the past, the Company has been able to purchase sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be requalified with customers. However, any inability of the Company to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.

Foreign Manufacturing and Sales

The Company's international manufacturing and sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, employee selection and retention and generally longer receivables collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on the Company's future international manufacturing and sales, and consequently, on the Company's business, operating results and financial condition.

Acquisitions and Divestitures

Acquisitions are an important component of the Company's growth strategy. Accordingly, the Company's future performance will be impacted by its ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into the Company's existing businesses. There is no certainty that the Company will succeed in such endeavors.

In relation to acquisitions and divestitures undertaken, it is common for the Company to structure the transactions to include earn-out and/or intellectual property royalty agreements that generally are tied to the performance of the underlying products or business acquired or divested. Accordingly, the Company's future performance will be impacted by respective performance of the products and/or businesses divested and the successful utilization of products and/or businesses acquired. In addition, there is no guarantee that these underlying products and/or businesses will perform as forecasted at the time the associated transactions were consummated.

Other Information

The foregoing list of important factors does not include all such factors that could cause actual results to differ from forward-looking statements contained in this report, nor are such factors necessarily presented in order of importance.